NIESAR & VESTAL LLP
ATTORNEYS AT LAW

90 NEW MONTGOMERY STREET  9TH FLOOR
SAN FRANCISCO, CALIFORNIA 94105
TELEPHONE (415) 882-5300
FACSIMILE (415) 882-5400
www.nvlawllp.com
File No. 3668
November 9, 2009

H. Roger Schwall
Anne Nguyen Parker
Norman Gholson
Karl Hiller
Craig Arakawa
Ronald Winfrey
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:          AsherXino Corporation
Form 10, Amendment No. 1 filed September 29, 2009
File No. 0-10965

Dear Ladies and Gentlemen:
On September 29, 2009 AsherXino Corporation (the “Company”) filed the first amendment to its Registration Statement on Form 10A (“Form 10A”).  By letter dated October 23, 2009, the Company received comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission relating to the Form 10A.  Accordingly, on behalf of the Company, we are filing Amendment No. 2 to the Form 10 (the “Amendment”) concurrently with the filing of this letter.

The Company has made certain changes in the Amendment in response to the Staff’s comments, as discussed below.  For your convenience, we have reproduced below each of the comments contained in the Staff’s letter of October 23, 2009 in italicized text before each of our responses.  We will also provide you with three printed copies of the Amendment marked to show changes as soon as possible.

Form 10, Amendment No. 1 Filed September 29, 2009

Interim Financial Statements

Note 8 – Change of Control, page F-17

1.
We have read your response to prior comment 18 and understand that the $53,750 you have attributed to your oil and gas assets on your June 30, 2009 balance sheet represents the historical costs of the former owners of the license prior to its purchase by AsherXino Corporation.  Please provide a schedule listing the individual costs incurred by each of the former license holders, identifying the nature and date of incurring each cost and indicating to whom the costs were paid.  Please reconcile the total to your balance sheet and explain how each cost element related to the license that you have acquired.

Response: Listed below are the expenses incurred by Bayo Odunuga and Patrick Okorodudu from January to June 2009:

VENDOR	PURPOSE	AMOUNT	DATE
Gaffney Cline Associates	Technical Evaluation	$25,000	January 2009
Bayphase Limited	Reserve Audit Report	$12,000	March 2009
TGS NOPEC & Sterling Seismic	Integrated Seismic dataload	$1,000	April 2009
Allen Travel & Virgin	Airline tickets*	$9,000	Jan-Jun 2009
Hilton, Marriott, Devine	Hotel Accommodation**	$6,000	Jan-Jun 2009
Others	Courier, documentation***	$750	Jan-Jun 2009
TOTAL EXPENSES:	$53,750

* Messrs. Odunuga and Okorodudu travelled by air to London in March 2009 to sign the Farm In and Memorandum of Understanding agreements with their local Nigerian partners Grasso Nigeria Limited and Sigmund Oilfield Limited.  They have also made two trips to Nigeria between January to July 2009 to meet with the Nigerian government regulatory agencies to discuss the farm in of OPL 2012.  During these trips they travelled between the Nigerian cities of Lagos, Abuja and the oil block location in the Niger Delta.

**Messrs. Odunuga and Okorodudu stayed in these hotels when they travelled to London in March 2009 to sign the Farm In and Memorandum of Understanding agreements with their local Nigerian partners and also on trips to Nigeria between January to July 2009 to meet with the Nigerian government regulatory agencies to discuss the farm in of OPL 2012.

***Messrs. Odunuga and Okorodudu used the services of Kinko’s for the preparation of corporate documentation such as corporate presentations and business cards used to date.  They have also sent by courier services seismic data in CD format and other documents to their local Nigerian partners, government agencies, technical service providers such as seismic interpreters and evaluators and other interested parties.

2.
We note that Bayphase Limited conducted a geologic engineering study of the properties underlying OPL 2012.  Please identify the party who paid for the study and whether these payments are included in the $53,750 reported as your oil and gas assets.

Response: Messrs. Bayo Odunuga and Patrick Okorodudu paid Twelve Thousand dollars ($12,000.00) to Bayphase Limited for the geological engineering study of the properties underlying OPL 2012.  This payment is included in the $53,750 reported as the Company’s oil and gas assets.

3.
Please further expand your disclosure to clarify whether the “relevant seismic data” that you have agreed to acquire has already been prepared, identify the party currently holding such data or which will prepare it upon your request, and explain why it is important and incremental to the information in the geologic engineering study already obtained.

Response: We have revised Note 8 on page F-17 in accordance with your comment.

4.	Please modify your disclosure to indicate how the discovery bonus will be calculated and to clarify any minimums or limitations on this amount.

Response: We have revised Note 8 on page F-17 in accordance with your comment.

Engineering Comments
Business, page 3
5.
We note your statements, “OPL 2012 was carved from a larger oil block which has been producing since 1989, currently at approximately 7,500 barrels of oil per day and “To the west: Eni/Agip’s OML 116 (Agbara field) has produced 240 million barrels of oil.  Production commenced in 1989 and has averaged 7,500 BOPD.” on page 14.  The first gives 7,500 BOPD as the current production rate, while the second implies 7,500 BOPD is the average production for the life of the field.  Please amend your document to eliminate this inconsistency.  As we requested in our prior comments, include the most recent date(s) to which the disclosed rate(s) applies.

Response: We have revised the discussion on pages 3 and 14 in accordance with your comment.

6.
Also, your third party engineering report estimates of Agbara’s cumulative oil production as 100-120 million barrels (page 9) differ significantly from your statement above which presents 240 million cumulative barrels.  Please amend your document to present the correct figures.

Response: We have revised the discussion on pages 14 and 15 in accordance with your comment.

Risk Factors, page 5
We are dependent on financing, page 7

7.
We note your requirement for financing of “$218,000,000 to $262,500,000 to exploit OPL 2012”, $12.5 million for signature bonus and $10 million farm-in-fee.  On page 3, you state this total to be $387 million.  Please amend your document to reconcile this inconsistency.

Response: The reason there is a difference between the $387 million figure on page 3 and the $218,000,000 and $262,500,000 figures on page 6 is that the $218,000,000 and $262,500,000 figures do not include the signature bonus, farm-in fee, or costs previously incurred relating to development of OPL 2012, whereas the $387 million figure is meant to be a total figure.  We have removed the reference to $387 million on page 3 to avoid confusion and in response to your comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

8.
We note your statements “Either Scenario 1 or 2 can be expected to produce an estimated 5,000 barrels of oil per day (BOPD).” and “This will increase production by 15,000 to 20,000 BOPD bringing the total production from OPL 2012 to 20,000 to 25,000 BOPD.” on page 12.  Please furnish to us the technical support sufficient to demonstrate reasonable certainty for these figures or delete these statements.

Response: We have revised the discussion on pages 12 and 13 in accordance with your comment.

YEAR 1 (Project Phase 1) – Authorization For Expenditure (AFE), page 13

9.
Clarify whether your future project activities are scheduled to run concurrently or consecutively.  Also, update the status of the signature bonus, clarify when you will determine which scenario you will follow and how soon “Day 1” will occur following this determination.

Response: We have revised the discussion on pages 3 and 12-13 in accordance with your comment.

Description of OPL 2012, page 14
10.
We note your statement, “However, proprietary seismic information data suggest that there are several fault assisted structural closures in the central part of the block.”  Please balance this with the fact that geologic structure alone is insufficient for hydrocarbon deposits.

Response: We have revised the discussion on page 14 in response to your comment.

11.
In comment 26 of our August 31, 2009 letter, we requested technical support for your statement “It is therefore anticipated that the deeper untested sedimentary sequences will hold greater exploration potentials for the area.”  However, your third party report attributes a relatively low chance of technical success to recovery from these exploration prospects.  Please delete this statement from your document.

Response: We have revised the discussion on page 14 in accordance with your comment.

12.
Please delete your statement, “According to the independent audit conducted by Bayphase Limited, the estimated oil and gas resources in OPL 2012 total approximately one billion barrels of oil equivalent” as it discloses hydrocarbon volumes other than proved reserves.  See Instruction 5 to Item 102 of Regulation S-K.

Response: We have revised the discussion on page 14 in accordance with your comment.

13.
Please modify your statement, “Total reserves in currently producing fields in adjacent blocks approach one billion barrels of oil” to disclose only proved oil and gas reserve figures.  Include the applicable dates to which these figures apply.  Please provide us with a schedule that lists the proved oil and gas reserves for each of these adjacent blocks.

Response: We have revised the discussion on page 14 in response to your comment.

14.
We note the production rates attributed to surrounding fields.  Please amend your document to ensure that such figures are accompanied by the most recent date(s) that are applicable, e.g.  “Production averages 11,500 BOPD over the period…”.

Response: We have revised the discussion on page 14 in response to your comment.

Description of OPL 2012, page 15

15.
We note your statement, “About 30% of OML 116’s proven reserves of 240 million barrels of oil extend into OPL 2012.”  Your third party engineering report does not support these figures.  Please amend your document to delete this statement.

Response: We have revised the discussion on page 15 in accordance with your comment.

Description of OPL 2012, page 16

16.
We note the details on the three diagrams you present on pages 15-16 are illegible.  Please modify your presentation to ensure these details are available to the reader.  Include the mapped subsea elevations for Agbara field at its crest and at the boundary between OML 2012 and OML 116.

Response: We have revised the diagrams on pages 15-16 in accordance with your comment.

Please direct any comments or questions regarding the responses to the Staff’s comment letter dated October 23, 2009 or the Amendment to June Lin or the undersigned at (415) 882-5300, or by fax at (415) 882-5400.

Very truly yours,
/s/ Gerald V. Niesar
Gerald V. Niesar

cc:  Bayo Odunuga, Chief Executive Officer, AsherXino Corporation